               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          Schedule 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. __)*

                TCI SATELLITE ENTERTAINMENT, INC.
                        (Name of Issuer)

             Series A Common Stock, $1.00 par value
             Series B Common Stock, $1.00 par value
             --------------------------------------
                (Title of Classes of Securities)

               Series A Common Stock    872298104
               Series B Common Stock    872298203
               ----------------------------------
                         (CUSIP Numbers)

                       Dr. John C. Malone
                  c/o Tele-Communications, Inc.
 Terrace Tower II, 5619 DTC Parkway, Englewood, CO  80111, (303-267-5500)
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        November 15, 1996
                        -----------------
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of  Rule  13d-
1(b) (3) or (4), check the following box: [  ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

Note:   Six  copies  of this statement, including  all  exhibits,
should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                   Exhibit Index is on Page 8

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          (1)  Names  of  Reporting  Persons  S.S.  or   I.R.S.
               Identification Nos. of Above Persons

               Dr. John C. Malone
               ###-##-####

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          (2)  Check the Appropriate Box if a Member of a Group
                                                  (a)  [ ]
                                                  (b)  [ ]

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          (3)  SEC Use Only

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          (4)  Source of Funds
               OO

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          (5)  Check if Disclosure of Legal Proceedings is Required
               Pursuant to Items 2(d) or 2(e)
                                               [ ]

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          (6)  Citizenship or Place of Organization
               U.S.

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 Number of     (7)  Sole Voting Power            217,203 Shares of
                                                  Series A*
                                                 2,533,208 Shares
                                                  of Series B**
Shares Bene-        ----------------------------------------------
  ficially     (8)  Shared Voting Power          0 Shares
 Owned by           ----------------------------------------------
Each Report-   (9)  Sole Dispositive Power       217,203 Shares of
                                                  Series A*
                                                 2,533,208  Shares
                                                  of Series B**
ing Person          ----------------------------------------------
   With        (10) Shared Dispositive Power     0 Shares

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          (11)  Aggregate  Amount  Beneficially  Owned  by  Each
                Reporting Person

                    217,203 Shares of Series A*
                    2,533,208 Shares of Series B**

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          (12)  Check if the Aggregate Amount in Row (11) Excludes
                Certain Shares            [  ] **

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          (13)  Percent of Class Represented by Amount in Row (11)

                    Series A Common Stock         <1%
                    Series B Common Stock         29.9%

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          (14)  Type of Reporting Person

                    IN
_____________________________
*Including the 17,203 shares to be beneficially owned by Dr. Malone, together with the additional 200,000 shares Dr. Malone would acquire upon the exercise of stock options granted in tandem with stock appreciation rights, but does not include shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock. (See Items 3 and 5)
**Includes 117,300 shares of Series B Common Stock to be beneficially owned by Dr. Malone's spouse, to which Dr. Malone disclaims any beneficial ownership thereof. (See Item 5)

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                       (Amendment No. __)

                          Statement of

                       DR. JOHN C. MALONE

                Pursuant to Section 13(d) of the
                 Securities Exchange Act of 1934

                          in respect of

                TCI SATELLITE ENTERTAINMENT, INC.
                  (Commission File No. 0-21317)

ITEM 1.   Security and Issuer
          -------------------

           This Statement on Schedule 13D relates to the Series A Common Stock, par value $1.00 per share (the "Series A Stock"), and the Series B Common Stock, par value $1.00 per share (the "Series B Stock" and together with the Series A Stock, the "Issuer Common Stock"), of TCI Satellite Entertainment, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 8085 South Chester, Suite 300, Englewood, Colorado 80112.

ITEM 2.   Identity and Background
          -----------------------

           The reporting person is Dr. John C. Malone ("Dr. Malone"), whose business address is Terrace Tower II, 5619 DTC Parkway, Englewood, Colorado 80111. Dr. Malone is President and Chief Executive Officer and Director of Tele-Communications, Inc. ("TCI"). The principal business address of TCI is Terrace Tower II, 5619 DTC Parkway, Englewood, Colorado 80111. TCI, through its subsidiaries and affiliates, is principally engaged in the construction, acquisition, ownership, and operation of cable television systems and the provision of satellite-delivered video entertainment, information and home shopping programming services to various video distribution media, principally cable television systems.

           During the last five years, Dr. Malone has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Dr. Malone is a citizen of the United States of America.

ITEM 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

           On November 15, 1996, the Board of Directors of TCI declared a distribution (the "Distribution") by TCI to holders of its TCI Common Stock (as defined below) of shares of the Series A Stock and shares of the Series B Stock of the Issuer. The Distribution will occur on or about December 4, 1996, and will be made as a dividend to holders of record at the close of business on November 12, 1996 (the "Record Date"), of shares of TCI Series A TCI Group Common Stock, par value $1.00 per share

(the "TCI Series A Stock"), and shares of TCI Series B TCI Group Common Stock, par value $1.00 per share (the "TCI Series B Stock", and together with the TCI Series A Stock, the "TCI Common Stock"). Holders of record on the Record Date will receive one share of Series A Stock for each 10 shares of TCI Series A Stock and one share of Series B Stock for each 10 shares of TCI Series B Stock held by such holders on the Record Date. Both series of the Issuer Common Stock are identical in all respects, except (i) each share of Series B Stock has ten votes and each share of Series A Stock has one vote on all matters to be voted upon by holders of the Issuer Common Stock and (ii) each share of Series B Stock is convertible, at the option of the holder, into one share of Series A Stock. The shares of Series A Stock are not convertible into shares of Series B Stock.

           In connection with the Distribution, the TCI committee that administers the stock option plans of TCI has made certain adjustments to the outstanding TCI options and stock appreciation rights in accordance with the anti-dilution provisions of the respective stock option plans. Based on these adjustments, immediately prior to the Distribution, each TCI option will be divided into two separate options, such that the holder thereof will have also an option to purchase Series A Stock exercisable for the number of shares of Series A Stock that would have been issued in the Distribution in respect of the shares of TCI Series A Stock subject to said TCI options, if the TCI options had been exercised prior to the Record Date. The same adjustment will be made to the distribution of stock appreciation rights with respect to shares of Series A Stock based on TCI stock appreciation rights held as of the Record Date. Notwithstanding the right to receive shares of Series A Stock, the above-described adjustment to the options and stock appreciation rights is made by TCI and not by the Issuer. As a result, TCI and the Issuer have entered into an agreement concerning the issuance of shares of Series A Stock upon exercise of the options and stock appreciation rights with respect thereto.

           The foregoing summary of the Distribution is qualified in its entirety by reference to the complete terms, provisions and conditions thereof set forth in the Information Statement filed by TCI on September 6, 1996 (the "Information Statement"), as part of a Registration Statement on Form 10 (0-21317), as amended, and granted final clearance by the Securities and Exchange Commission on November 15, 1996. The Registration Statement and Information Statement are incorporated herein by reference and are filed herewith as Exhibit A.

          As of April 30, 1996, Dr. Malone owned 2,172,030 shares of TCI Series A Stock, which includes 2,000,000 shares of TCI Series A Stock subject to an option granted in tandem with stock appreciation rights (of which 800,000 are currently exercisable). In addition, Dr. Malone beneficially owned 25,332,083 shares of TCI Series B Stock, which includes 1,173,000 shares of TCI Series B Stock held by Dr. Malone's spouse, but which he disclaims any beneficial ownership therein.

           Upon the Distribution, Dr. Malone will receive 217,203 shares of Series A Stock, assuming exercise in full of stock options granted in tandem with stock appreciation rights to acquire 200,000 shares of Series A Stock, and 2,533,208 shares of Series B Stock, including 117,300 shares of Series B Stock to be received by Dr. Malone's spouse in the Distribution. Dr. Malone will not pay any consideration in connection with the Issuer Common Stock to be received in the Distribution. In addition, the Distribution will not affect the number of shares of TCI Common Stock beneficially held by Dr. Malone.

ITEM 4.   Purpose of Transaction
          ----------------------

          Except as provided in the Distribution, Dr. Malone does not otherwise have any present plans or proposals which relate to
or  would  result  in:   (i) any acquisition  by  any  person  of
additional  securities  of  the Issuer,  or  any  disposition  of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill
any  existing   vacancies   on   the   board;   (v) any  material
change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any changes in the Issuer's charter,
by-laws, or  other  instruments   corresponding  thereto or other
actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities
association  of  a  class   of securities of the Issuer; (ix) any
termination of registration pursuant to section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or
(x) any  action similar to any of those enumerated above.

          Notwithstanding the foregoing, Dr. Malone may determine to change his investment intent with respect to the Issuer at any time in the future. In reaching any conclusion as to his future course of action, Dr. Malone will take into consideration various factors, such as Dr. Malone's financial position, the Issuer's business and prospects, other developments concerning the Issuer, other business opportunities available to Dr. Malone, and general economic and stock market conditions, including, but not limited to, the market price of the Issuer Common Stock. Dr. Malone reserves the right, depending on other relevant factors, to acquire additional shares of the Issuer Common Stock in open market or privately negotiated transactions, to dispose of all or a portion of his holdings of shares of the Issuer Common Stock or to change his intentions with respect to any or all of the matters referred to in this Item.

ITEM 5.   Interest in Securities of the Issuer
          ------------------------------------

          (a) As described in Item 3 above, Dr. Malone will beneficially own 217,203 shares of the Series A Stock. Of the 217,203 shares to be beneficially owned, 17,203 shares will be owned of record and an additional 200,000 shares may be acquired upon the exercise of stock options granted in tandem with stock appreciation rights. In addition, Dr. Malone will beneficially own 2,533,208 shares of the Series B Stock. Of the 2,533,208 shares to be beneficially owned, 2,415,908 shares will be owned of record and the remaining 117,300 shares will be owned of record by Dr. Malone's spouse, to which Dr. Malone disclaims beneficial ownership therein.

           The Issuer has informed Dr. Malone that based on the number of shares of TCI Common Stock outstanding as of April 30, 1996, and assuming such shares remain outstanding immediately prior to the Distribution, the Issuer will have outstanding as of the Distribution 58,336,191 shares of Series A Stock and 8,468,163 shares of Series B Stock. Such amounts do not include shares of Series A Stock issuable upon conversion of shares of the Series B Stock. Based on such amounts, the 217,203 shares of Series A Stock to be beneficially owned by Dr. Malone will represent less than one percent of the outstanding Series A Stock, and the 2,533,208 shares of Series B Stock to be beneficially owned by Dr. Malone will represent 29.9% of the outstanding Series B Stock. The percent of Series A Stock assumes exercise in full of stock options granted in tandem with stock appreciation rights to acquire shares of Series A Stock.

          (b) Dr. Malone and, to his knowledge, his spouse each will have the sole power to vote or to direct the voting of their respective shares of the Issuer Common Stock that they will own, and will have the sole power to dispose of, or to direct the disposition of, all such shares.

          (c) Except for the Issuer Common Stock received in the Distribution, neither Dr. Malone nor, to his knowledge, his spouse has executed transactions in the Issuer Common Stock during the past sixty (60) days.

           (d) There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer Common Stock to be owned by Dr. Malone or, to his knowledge, by his spouse.

          (e)  Not applicable.

ITEM 6.   Contracts, Arrangements, Understandings or Relationships
          --------------------------------------------------------
          with Respect to Securities of the Issuer
          ----------------------------------------

            There   are  presently  no  contracts,  arrangements,
understandings or relationships among Dr. Malone and other persons with respect to the Issuer Common Stock.

ITEM 7.   Material to be Filed as Exhibits
          --------------------------------

           (A)  Information Statement on Form 10, filed by TCI on
September 6, 1996, and thereafter amended and granted final clearance by the Securities & Exchange Commission on November 15, 1996, under Commission File No. 0-21317,which is hereby incorporated by this reference.

                            SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


November 25, 1996                  /s/ Dr. John C. Malone
                                   -----------------------
                                   Dr. John C. Malone

                          EXHIBIT INDEX
                          -------------

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EXHIBIT                   EXHIBIT                      PAGE
NUMBER
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7(A)     Information Statement on Form 10, filed by  TCI
         on September 6, 1996, and thereafter amended and granted final clearance by the Securities & Exchange Commission on November 15, 1996, under Commission File No. 0-21317, which is hereby incorporated by this reference.

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                                8